UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Clarivate Plc

(Name of Issuer)

Ordinary shares, no par value

(Title of Class of Securities)

G21810109

(CUSIP Number)

Scott Miller

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21810109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Giovanni Agnelli B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 56,991,682
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,991,682
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,991,682
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.58%*
14	TYPE OF REPORTING PERSON* (see instructions) HC, CO

*

This calculation is based on 663,922,882 ordinary shares, no par value (the “Shares”), outstanding as of October 27, 2023, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2023 (the “Form 10-Q”) which the Issuer filed on November 7, 2023.

CUSIP No. G21810109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Exor N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 56,991,682
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,991,682
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,991,682
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.58%*
14	TYPE OF REPORTING PERSON* (see instructions) HC, CO

*	This calculation is based on 663,922,882 Shares outstanding as of October 27, 2023, as reported in the Form 10-Q which the Issuer filed on November 7, 2023.

CUSIP No. G21810109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Exor Nederland N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 56,991,682
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,991,682
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,991,682
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.58%*
14	TYPE OF REPORTING PERSON* (see instructions) HC, CO

*	This calculation is based on 663,922,882 Shares outstanding as of October 27, 2023, as reported in the Form 10-Q which the Issuer filed on November 7, 2023.

CUSIP No. G21810109

This Amendment No. 2 (the “Amendment No. 2”) relates to the Schedule 13D filed on October 23, 2023 (the “Original Schedule 13D”) by (1) Giovanni Agnelli B.V. (“G.A.”), (2) Exor N.V. (“Exor”) and (3) Exor Nederland N.V. (“Exor Nederland”) and together with G.A. and Exor, the (“Reporting Persons”, and individually referred to herein as a “Reporting Person”), and amended by Amendment No. 1 to Schedule 13D filed on November 8, 2023. Except as otherwise provided herein, each Item of the Original 13D, as amended, remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D, as amended, is hereby amended and supplemented by adding the following information:

All Shares purchased by the Reporting Persons were purchased using investment capital of the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5(c) of the Original Schedule 13D, as amended, is hereby amended and supplemented by adding the following information.

“Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in the class of securities reported in this Schedule 13D (as amended) that were effected by the Reporting Persons in the past 60 days. Except as set forth in Exhibit 99.2 attached hereto, no reportable transactions were effected by any Reporting Person within the last 60 days.”

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement (previously filed)

99.2	Trading data (filed herewith)

CUSIP No. G21810109

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2023	GIOVANNI AGNELLI B.V.

	By:	/s/ Guido De Boer
	Name:	Guido De Boer
	Title:	Authorized Signatory

EXOR N.V.

By:	/s/ Guido De Boer
Name:	Guido De Boer
Title:	Authorized Signatory

EXOR NEDERLAND N.V.

By:	/s/ Guido De Boer
Name:	Guido De Boer
Title:	Authorized Signatory